Northern Dynasty Reports Annual General Meeting Results

June 12, 2019, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2019 Annual General Meeting held on June 11, 2019 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 238,440,896 common shares were voted, representing 68.99% of the votes attached to all outstanding common shares of record. Shareholders voted in favour of all items of business before the Meeting, which included the election of the following directors:

DIRECTOR	% of Votes in Favour
Desmond Balakrishnan	74%
Steven Decker	98%
Robert Dickinson	97%
Gordon Keep	82%
David Laing	97%
Christian Milau	97%
Kenneth Pickering	90%
Ronald Thiessen	98%

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Trevor Thomas
Secretary